UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, British Columbia

Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

FOR IMMEDIATE RELEASE

November 27, 2014

METHANEX ANNOUNCES TEMPORARY INTERRUPTION OF ITS TRINIDAD OPERATIONS

VANCOUVER, BRITISH COLUMBIA — (Marketwired – November 27, 2014) - Methanex Corporation (TSX:MX)(NASDAQ:MEOH) announced today that its Trinidad operations have been temporarily idled due to an interruption in power supply. The facilities have not been receiving electrical power off the national grid since the morning hours of November 27.

The National Gas Company of Trinidad and Tobago took its 56-inch cross-island natural gas pipeline out of service to investigate a possible underground leak. Consequently, natural gas supply to a major power generator is not available. We understand the outage has impacted most industrial power users on the Point Lisas estate. Trinidad and Tobago Electricity Commission (T&TEC), the local power company, has advised that they expect national grid power to be returned in 3-5 days. Methanex is taking the necessary steps to manage the situation and ensure a safe and efficient restart of the plant once power is restored.

Methanex is the operator and majority shareholder of the 1.7 million tonne Atlas methanol facility with 63.1% ownership. Methanex also owns 100% of the 0.9 million tonne Titan methanol facility. Both plants are located in Point Lisas, Trinidad.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the word “expect”, or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statement regarding the expected length of the shutdown and timing of a restart of our Trinidad facilities is a forward-looking statement.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the availability in the future of power supply to the Trinidad plants.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation those risks described in our 2013 Management’s Discussion and Analysis and our Third Quarter 2014 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

-end-

Inquiries:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1 800 661 8851

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: November 27, 2014	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary